UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*




                        ASPECT COMMUNICATIONS CORPORATION
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                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                    04523Q102
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                                 (CUSIP NUMBER)


                                 ROBERT F. SMITH
                         C/O VISTA EQUITY PARTNERS, LLC
                        150 CALIFORNIA STREET, 19TH FLOOR
                         SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 765-6500

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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)



                                AUGUST 12, 2005
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                                         Page 2 of 7
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CUSIP NO. 04523Q102
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1.    Name of Reporting Persons:             I.R.S. Identification No(s). of
                                             above person(s) (entities only):
           Vista Equity Fund II, L.P.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      (a) [_]
      (b) [_]
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3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

           WC
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):

           [_] Not Applicable
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6.   Citizenship or Place of Organization:

           Cayman Islands
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   Number of     7.    Sole Voting Power:
    Shares
 Beneficially             0
   Owned by      ---------------------------------------------------------------
     Each        8.    Shared Voting Power:
  Reporting
    Person                22,222,221 (1)
     With:       ---------------------------------------------------------------
                 9.    Sole Dispositive Power:

                          0
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power:

                          22,222,221 (1)
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

           22,222,221 (1)
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):

           [_] Not Applicable
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13.  Percent of Class Represented by Amount in Row (11):

           26.48% (2)
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14.  Type of Reporting Person (See Instructions):

           PN
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(1)  Represents (i) 17,777,777 shares of Common Stock issued to Vista upon conversion of 40,000 shares of Series B Preferred Stock on August 12, 2005 and (ii) 4,444,444 shares of Common Stock issuable upon conversion of the remaining 10,000 shares of Series B Preferred Stock held by Vista.
--------------------------------------------------------------------------------
(2) Calculated based on 61,688,300 shares of Common Stock outstanding as of July 29, 2005, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

SCHEDULE 13D                                                         Page 3 of 7
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CUSIP NO. 04523Q102
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1.    Name of Reporting Persons:             I.R.S. Identification No(s). of
                                             above person(s) (entities only):
           VEFIIGP, LLC
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2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      (a) [_]
      (b) [_]
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3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

           AF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):

           [_] Not Applicable
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6.   Citizenship or Place of Organization:

           Delaware
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   Number of     7.    Sole Voting Power:
    Shares
 Beneficially             0
   Owned by      ---------------------------------------------------------------
     Each        8.    Shared Voting Power:
  Reporting
    Person                22,222,221 (3)
     With:       ---------------------------------------------------------------
                 9.    Sole Dispositive Power:

                          0
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power:

                          22,222,221 (3)
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

           22,222,221 (3)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

           [_] Not Applicable
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13.  Percent of Class Represented by Amount in Row (11):

           26.48% (4)
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14.  Type of Reporting Person (See Instructions):

           OO, HC
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(3)  Represents (i) 17,777,777 shares of Common Stock issued to Vista upon conversion of 40,000 shares of Series B Preferred Stock on August 12, 2005 and (ii) 4,444,444 shares of Common Stock issuable upon conversion of the remaining 10,000 shares of Series B Preferred Stock held by Vista.
--------------------------------------------------------------------------------
(4) Calculated based on 61,688,300 shares of Common Stock outstanding as of July 29, 2005, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

SCHEDULE 13D                                                         Page 4 of 7
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CUSIP NO. 04523Q102
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1.    Name of Reporting Persons:             I.R.S. Identification No(s). of
                                             above person(s) (entities only):
           Robert F. Smith
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      (a) [_]
      (b) [_]
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3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

           AF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):

           [_] Not Applicable
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6.   Citizenship or Place of Organization:

           United States
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   Number of     7.    Sole Voting Power:
    Shares
 Beneficially             31,295 (5)
   Owned by      ---------------------------------------------------------------
     Each        8.    Shared Voting Power:
  Reporting
    Person                22,222,221 (6)
     With:       ---------------------------------------------------------------
                 9.    Sole Dispositive Power:

                          31,295 (5)
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power:

                          22,222,221 (6)
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

           22,253,516
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):

           [_] Not Applicable
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13.  Percent of Class Represented by Amount in Row (11):

           26.51% (7)
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14.  Type of Reporting Person (See Instructions):

           IN, HC
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(5)  Represents (i) an aggregate of 9,795 shares of Common Stock acquired by Mr.
     Smith in accordance with the terms of the Issuer's Annual Retainer Compensation Plan and (ii) stock options for an aggregate of 21,500 shares of Common Stock, 15,000 of which are exercisable as of the date of the filing of this Amendment No. 4 and another 6,500 of which are expected to vest and become exercisable within 60 days.
--------------------------------------------------------------------------------
(6) Represents (i) 17,777,777 shares of Common Stock issued to Vista upon conversion of 40,000 shares of Series B Preferred Stock on August 12, 2005 and (ii) 4,444,444 shares of Common Stock issuable upon conversion of the remaining 10,000 shares of Series B Preferred Stock held by Vista.
--------------------------------------------------------------------------------
(7) Calculated based on 61,688,300 shares of Common Stock outstanding as of July 29, 2005, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

SCHEDULE 13D                                                         Page 5 of 7
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         The statement on Schedule 13D previously filed on January 30, 2003, as amended by Amendment No. 1, filed on February 18, 2004 ("Amendment No. 1"), Amendment No. 2, filed on July 2, 2004 ("Amendment No. 2"), and Amendment No. 3, filed on July 5, 2005 ("Amendment No. 3"), by Vista Equity Fund II, L.P. ("Vista"), VEFIIGP, LLC ("VEFIIGP") and Robert F. Smith ("Mr. Smith" and, together with Vista and VEFIIGP, the "Reporting Persons") with respect to shares of Common Stock, par value $0.01 per share (the "Common Stock") of Aspect Communications Corporation (the "Issuer") is hereby further amended and supplemented. Except as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and hereby, the original statement on Schedule 13D remains in full force and effect. Defined terms used in this Amendment No. 4 and not defined herein shall have the meanings ascribed to them in the original statement on Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On August 12, 2005, Vista converted 40,000 shares of Series B Preferred Stock into 17,777,777 shares of Common Stock and certain cash in lieu of fractional shares, pursuant to the provisions of the Certificate. After this conversion (the "Conversion"), Vista beneficially owns 22,222,221 shares of Common Stock, including 17,777,777 shares of Common Stock received by it in the Conversion and 4,444,444 shares of Common Stock issuable upon conversion of the remaining 10,000 shares of Series B Preferred Stock held by it.

ITEM 4. PURPOSE OF TRANSACTION

         Vista effected the Conversion in order to vote its shares of the Issuer's Common Stock in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby by holders of the Issuer's Common Stock. Vista' obligations under the Voting Agreement to vote in favor of the Merger Agreement and the transactions contemplated thereby and against certain other actions, as more fully described in Amendment No. 3 and subject to the terms and conditions of the Voting Agreement, remain in effect after the Conversion and apply to both the 17,777,777 shares of Common Stock and the 10,000 shares of Series B Preferred Stock beneficially owned by it.

         Except as disclosed above and previously in the statement on Schedule 13D, as amended, as of the date of the filing of this Amendment No. 4, none of the Reporting Persons has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The percentage of the Issuer's outstanding shares of Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 61,688,300 shares of Common Stock outstanding as of July 29, 2005, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

         VEFIIGP is the managing general partner of Vista. Mr. Smith is the managing and sole member of VEFIIGP. Accordingly, securities owned by Vista may be regarded as being beneficially owned by VEFIIGP, and securities owned by VEFIIGP may be regarded as being beneficially owned by Mr. Smith. Mr. Smith and VEFIIGP each disclaim beneficial ownership of the shares of Common Stock of the Issuer held by Vista, except to the extent of their pecuniary interest in the shares, if any.

         In connection with Mr. Smith's position as a director of the Issuer, he and the other directors of the Issuer periodically acquired shares of Common Stock, or stock options for shares of Common Stock. As of the date of the filing of this Amendment No. 4, Mr. Smith has acquired an aggregate of 9,795 shares of Common Stock in accordance with the terms of the Issuer's Annual Retainer Compensation Plan. In addition, Mr. Smith was granted stock options for an aggregate of 56,000 shares of Common Stock, 15,000 of which have vested and are exercisable as of the date of the filing of this Amendment No. 4 and another 6,500 of which are expected to vest and become exercisable within 60 days.

         Each of the Reporting Persons has shared power to vote or direct the vote and dispose of or direct the disposition of the Common Stock beneficially owned by such Reporting Persons. Except as set forth in this

SCHEDULE 13D                                                         Page 6 of 7
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Amendment No. 4, to the best of the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in securities of the Issuer during the past 60 days.

SCHEDULE 13D                                                         Page 7 of 7
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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2005

                                        VISTA EQUITY FUND II, L.P.
                                        By:  VEFIIGP, LLC, its Managing General
                                             Partner

                                        By: /s/ Robert F. Smith
                                            ------------------------------------
                                            Name:  Robert F. Smith
                                            Title: Managing Member


                                        VEFIIGP, LLC

                                        By: /s/ Robert F. Smith
                                            ------------------------------------
                                            Name:  Robert F. Smith
                                            Title: Managing Member


                                        ROBERT F. SMITH

                                            /s/ Robert F. Smith
                                            ------------------------------------